ENERGYTEK CORP.
201 S. Laurel
Luling, TX 78648

January 14, 2016

Securities and Exchange Commission
Washington, D.C. 20549
Attn:  Karl Hiller
         Branch Chief
         Office of Natural Resources

Re:    EnergyTEK Corp.
          Form 10-K for Fiscal Year ended December 31, 2014
          Filed March 31, 2015
          File No. 000-31587

Dear Mr. Hiller:

This letter is in response to your letter dated December 24, 2015 and as a follow-up to the recent telephone conversation that I had with your office staff.  As I indicated in that conversation, we are currently working with our auditors to specifically respond to the Comments set forth in your letter.  Because of the holidays we have not yet been able to complete our response.  We anticipate filing our response letter and amended 10-K no later than January 22, 2016.

If you have any questions, please feel free to contact me at (602) 617-8888.

Sincerely,

/s/ Jonathan R. Read
Jonathan R. Read
Chief Executive Officer